UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64659/June 14, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14375

In the Matter of

	:	
DAVIN COMPUTER CORP.,	:	ORDER MAKING FINDINGS AND
DEBBIE REYNOLDS HOTEL & CASINO, INC.,	:	REVOKING REGISTRATIONS BY
DENTLCARE MANAGEMENT, INC.,	:	DEFAULT AS TO SEVEN
DESERT WEST MARKETING, INC.,	:	RESPONDENTS
DESIGNER & DECORATOR HOUSE, INC.	:	
(N/K/A DESIGNER & DECORATOR	:	
HOUSE, LLC),	:	
DIAMOND HITTS PRODUCTION, INC.,	:	
DIGITAL MUSIC CREATIONS, INC., and	:	
DOTCOM VISIONS, INC.	:	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on May 9, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP, in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by May 13, 2011. Respondents' Answers were due ten days from the date of service. See OIP at 4; 17 C.F.R. § 201.220(b). To date, no Respondent has filed an Answer, and the time for filing has expired. Accordingly, Respondents[1] are in default for failing to file Answers to the OIP or to otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a)(2), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

Davin Computer Corp. (CIK No. 795803) is a void Delaware corporation located in Longmont, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 1994, which reported a net loss of over $20,000 for the prior three months.

Debbie Reynolds Hotel & Casino, Inc. (CIK No. 1006499), is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the

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[1] The proceeding has ended as to Respondent Diamond Hitts Production, Inc. See Davin Computer Corp., Exchange Act Release No. 64443 (May 9, 2011).

Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1997, which reported a net loss of over $3 million for the prior nine months. On July 3, 1997, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Nevada, and the case was terminated on August 25, 2003.

Dentlcare Management, Inc. (CIK No. 1006728), is a revoked Nevada corporation located in Hoffman Estates, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1997, which reported a net loss of over $1.8 million for the prior nine months. On February 24, 1999, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Illinois, and the case was terminated on April 5, 2000.

Desert West Marketing, Inc. (CIK No. 1083403), is a defaulted Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2000, which reported a net loss of over $1,500 for the prior nine months.

Designer & Decorator House, Inc. (n/k/a Designer & Decorator House, LLC) (CIK No. 64605), is a dissolved Nevada limited liability company located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended November 30, 2000, which reported a net loss of over $53,000 for the prior three months.

Digital Music Creations, Inc. (CIK No. 1075975), is a dissolved Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2000, which reported a net loss of over $16,000 since its inception on September 29, 1998.

DotCom Visions, Inc. (CIK No. 1121879), is a void Delaware corporation located in Mesa, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended April 30, 2001, which reported a net loss of over $8,600 for the prior twelve months.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through a failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Davin Computer Corp., Debbie Reynolds Hotel & Casino, Inc., Dentlcare Management, Inc., Desert West Marketing, Inc., Designer & Decorator House, Inc. (n/k/a Designer & Decorator House, LLC), Digital Music Creations, Inc., and DotCom Visions, Inc. are hereby REVOKED.

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Robert G. Mahony
Administrative Law Judge